

September 9, 2010

Ms. Judith Wallace
Chief Financial Officer
Coda Octopus Group, Inc.
Newport Office Center 1
111 Town Square Place Suite 1201
Jersey City, New Jersey 07301

      Re: Coda Octopus Group, Inc.
              Form 10-K for the year ended October 31, 2009
              Form 10-K for the year ended October 31, 2009
              File No. 000-52815

Dear Ms. Wallace:

      We have completed our review of your Forms 10-K and related filings and do not have any further comments at this time.

              Sincerely,

              David R. Humphrey
              Branch Chief